April 9, 2025

Darcy Daubaras
Chief Financial Officer
HIVE Digital Technologies Ltd.
Suite 128, 7900 Callaghan Road
San Antonio, Texas 78229

       Re: HIVE Digital Technologies Ltd.
           Form 40-F for Fiscal Year Ended March 31, 2024
           File No. 001-40398
Dear Darcy Daubaras:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets